April 14, 2009

VIA ELECTRONIC MAIL AND EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Strategic Allocations Portfolio, Inc
File Nos. 033-88334, 811-08934
Post Effective Amendment Number 34

ING VP Balanced Portfolio, Inc.
(File Nos. 033-27247; 811-05773)
Post Effective Amendment Number 37

ING Variable Portfolios Inc.
(File Nos.333-05173; 811-07651
Post Effective Amendment Number 47

ING VP Money Market Portfolio
(File Nos. 002-53038; 811-02565)
Post Effective Amendment Number 64

ING VP Intermediate Bond Portfolio
(File Nos. 002-47232; 811-02361)
Post Effective Amendment Number 70

ING Variable Funds
(File Nos. 002-51739; 811-2514)
Post Effective Amendment Number 76

Dear Mr. Foor:

This letter responds to comments provided to Jay Stamper and Kimberly Springer on April 3, 2009, for Post-Effective Amendment numbers 34, 37, 47, 64, 70 and 76 to the Registration Statement for ING Strategic Allocation Portfolios, Inc., ING VP Balanced Portfolio, Inc., ING Variable Portfolios, Inc., ING VP Money Market Portfolio, ING VP Intermediate Bond Portfolio, and ING Variable Funds, respectively (each a “Registrant” and collectively the “Registrants”). Our summary of the comments and our responses thereto are provided below.

The discussion below focuses on the Prospectuses and their related Statement of Additional Information (“SAIs”).  Where applicable, conforming changes were made to the Prospectuses and SAIs of the various share classes.  In addition, attached is the requested Tandy Letter (Attachment A).

Introduction to the Portfolios Section contained in all Multiple Series Prospectuses

Comment:           The Staff requested that the section entitled “Introduction to the Portfolios” either be deleted or moved to a different part of the Prospectus as this section should not precede the risk/return summaries.

Response:           The Staff has provided this comment previously and the Registrant believes that the “Introduction to the Portfolios” section is consistent with the format of other ING Fund prospectuses and provides investors with useful summary information without lessening the importance of the risk/return summary that follows.  Therefore, we have left the section in its original position in the Prospectus.

ING Strategic Allocation Portfolios:

(a Series of ING Strategic Allocation Portfolios, Inc.)

1.           Comment:           Regarding the “Liquidity” and “Credit” risk disclosures in the section entitled “Risks” on pages 5, 8, and 10 of the ADV Class Prospectus, pages 5, 7, and 9 of the Class I Prospectus, and pages 5, 8, and 10 of the Class S Prospectus, the Staff noted that neither related back to the risks of the top-tier funds.

Response:           The introductory statement to the section entitled “Risks” states:

“You could lose money on an investment in the Portfolio.  The Portfolio may be affected by the following risks, among others.”

Although the discussions regarding various risks following this disclosure states that the risks pertain to the Underlying Funds, the Registrant believes that given the introductory statement to this section, the disclosure is still clear that while the top-tier funds themselves do not invest directly in either equity securities or fixed-income securities, the risks to the Underlying Funds are also risks that pertain to the top-tier funds themselves.

2.           Comment:           Regarding the “Interest Rate” risk in the section entitled “Risks” on pages 5, 8, and 10 of the ADV Class Prospectus, pages 5, 7, and 9 of the Class I Prospectus, and pages 5, 8, and 10 of the Class S Prospectus, the Staff noted that the risk disclosure includes references to “high-yield” instruments and this particular strategy should also be included in the “Principal Investment Strategies” section for each of the top-tier funds and include the reference “junk bonds.” In addition this risk disclosure should also indicate that this is a significant risk associated with the top-tier fund as well.

Response:           The Registrant has revised the target investment allocation section pertaining to fixed-income securities of the top-tier funds to include a reference to high-yield debt securities “junk bonds.”  Regarding the Staff’s comment that the risk disclosure should indicate that this is a risk to the top-tier fund as well, please see the Registrant’s previous response.

ING Variable Products Index Funds:

(a Series of ING Variable Portfolios, Inc.)

3.           Comment:           On page 30 of the ADV Class Prospectus, page 29 of the Class I Prospectus, and page 30 of the Class S Prospectus “Performance of the Indices” page, the Registrant includes “Past and Hypothetical” performance information for the WisdomTree Global High-Yielding Equity Index. The Staff noted that such “back-tested” performance is extremely rare, has generally not been used since the late 1990’s, was not in WisdomTree’s prospectuses, and should also not be included in the Registrant’s prospectuses.

Response:           The Registrant has removed this presentation from the Prospectuses.

GLOBAL COMMENTS

“VP” dropped from the name of several portfolios

4.           Comment:           The Staff inquired as to why “VP” was dropped from many of the portfolio names.

Response:           The changes were made for marketing purposes only and do not reflect any other changes to the portfolios.

NEW INDEX PORTFOLIOS — ING VARIABLE PORTFOLIOS, INC.

5.           Comment:           Following the 485(a) filing to register four new portfolio series (the “New Portfolios”) of ING Variable Portfolios, Inc. (ING Hang Seng Index Portfolio, ING RussellTM Large Cap Growth Index Portfolio, ING RussellTM Large Cap Value Index Portfolio and ING RussellTM Mid Cap Growth Index Portfolio), the Registrant informed the Staff that each of the New Portfolios had incorrectly been designated as a “diversified” company and that the Registrant would change the designation of each New Portfolio to “non-diversified” (with accompanying disclosure changes) as part of a 485(b) filing. The Staff asked for an explanation of the basis for making these changes in a 485(b) filing.

Response:           The Registrant notes that the New Portfolios have no current shareholders.  The Registrant also notes that the disclosures contained in the prospectuses and statement of additional information relating to the designation of each New Portfolio as “non-diversified” in Post-Effective Amendment No. 51 are identical to the disclosures contained in the prospectuses and statements of additional information of other mutual funds within the ING complex of funds, which disclosures have previously been reviewed by the Staff.  On these facts and circumstances, the Registrant believes that the changes relating to the re-designation are “non-material” within the meaning of Rule 485(b).

Very truly yours,

/s/ Paul A. Caldarelli

Paul A. Caldarelli
Senior Counsel
ING Legal Services

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Philip H. Newman, Esq.
Goodwin Procter LLP

Attachment A

April 14, 2008

VIA EDGAR

Mr. Jeffery Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Strategic Allocations Portfolio, Inc
File Nos. 033-88334, 811-08934
Post Effective Amendment Number 34

ING VP Balanced Portfolio, Inc.
(File Nos. 033-27247; 811-05773)
Post Effective Amendment Number 37

ING Variable Portfolios Inc.
(File Nos.333-05173; 811-07651
Post Effective Amendment Number 47

ING VP Money Market Portfolio
(File Nos. 002-53038; 811-02565)
Post Effective Amendment Number 64

ING VP Intermediate Bond Portfolio
(File Nos. 002-47232; 811-02361)
Post Effective Amendment Number 70

ING Variable Funds
(File Nos. 002-51739; 811-2514)
Post Effective Amendment Number 76

Dear Mr. Foor:

ING Strategic Allocation Portfolios, Inc., ING VP Balanced Portfolio, Inc., ING Variable Portfolios, Inc., ING VP Money Market Portfolio, ING VP Intermediate Bond Portfolio, and ING Variable Funds (the “Registrants”) are responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrants recognize that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrants will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:	Philip H. Newman
Goodwin Procter LLP